Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

KOCH EXPLORATION COMPANY, LLC

(Koch)

AND

EMERALD OIL, INC.

EMERALD WB LLC

EMERALD NWB, LLC

(Emerald)

Dated July 31, 2015

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

List of Exhibits

Exhibit A-1	Emerald Leases
Exhibit B-1	Emerald Wells
Exhibit C-1	Intentionally Omitted
Exhibit D-1	Emerald Material Agreements
Exhibit E-1	Form of Assignment and Conveyance of Purchased Assets
Exhibit F	Affidavit of Non-Foreign Status
Exhibit G	AMI Agreement
Exhibit H	Drilling Agreement
Exhibit I	JOA

List of Schedules

Schedule 1.1(a)	Emerald’s Knowledge Representatives
Schedule 1.1(b)	Koch’s Knowledge Representatives
Schedule 1.1(c)	Emerald Excluded Assets
Schedule 4.2	Defect Leases
Schedule 7.5	Emerald Pending or Threatened Litigation
Schedule 7.7	Preferential Purchase Rights
Schedule 7.8	Emerald Assets Owned by a Partnership
Schedule 7.11	Environmental Matters
Schedule 7.13	Emerald Well Status
Schedule 9.4	Allocation Schedule

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), dated as of this 31st day of July, 2015, is entered into by and between Koch Exploration Company, LLC, a Delaware limited liability company (“Koch”), and Emerald Oil, Inc., a Delaware corporation (“Emerald Oil”), Emerald WB LLC, a Colorado limited liability company (“Emerald WB”), and Emerald NWB, LLC, a Colorado limited liability company (“Emerald NWB” and together with Emerald Oil and Emerald WB, “Emerald”). The foregoing entities are collectively referred to as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, Emerald desires to sell and Koch desires to purchase a certain percentage of Emerald’s interest in the Emerald Assets (as defined below) upon the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENTS

ARTICLE 1

DEFINITIONS AND REFERENCES

1.1         Certain Defined Terms. In addition to the terms defined elsewhere herein, the following terms will have the respective meanings assigned to them in this Section 1.1 when used in this Agreement with initial capital letters:

“Additional Escrow Amount” means the sum of (i) the aggregate Title Escrow Amounts, if any, and (ii) the aggregate Environmental Escrow Amounts, if any.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Assets” means Emerald Assets, as applicable.

“Business Day” means a day other than a Saturday, Sunday or a day on which commercial banks in Denver, Colorado, or New York, New York, are authorized or required by applicable Law to be closed for business.

Execution Version

"CERCLA" means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

“Code” means the Internal Revenue Code of 1986, as amended.

“Condition” means any circumstance, omission, status or defect that requires Remediation to comply with Environmental Laws.

“Deposit Payment” means the deposit payment to be paid by Koch to escrow pursuant to the terms herein. The amount of the Deposit Payment shall be ten percent (10%) of the number calculated by subtracting the Value of the Defect Leases from the Emerald Purchase Price.

“Dispute” means any dispute, claim or controversy of any kind or nature related to, arising under, or connected with this Agreement (including disputes as to the creation, validity, interpretation, breach or termination of this Agreement).

“Effective Time” means July 1, 2015, at 7:00 a.m. Mountain Time.

“Emerald” means, collectively, Emerald WB, Emerald NWB, and Emerald Oil.

“Emerald Assets” means all of Emerald’s right, title, and interest, whether present, contingent, or reversionary, in and to the Emerald Leases and Emerald Wells.

“Emerald Indemnified Parties” means Emerald, its affiliates, and its and their Representatives.

“Emerald Leases” means the Hydrocarbons leases listed on Exhibit A-1, including all royalty, overriding royalty, net profits, and other interests therein as well as all rights with respect to any pooled, unitized, or communitized acreage by virtue of any Emerald Lease being a part thereof.

“Emerald Purchase Price” has the meaning set forth in Section 2.2 of this Agreement.

“Emerald Records” means the Emerald owned records as they relate to the Emerald Leases and Emerald Wells.

“Emerald Wells” means the wells listed on Exhibit B-1 as well as any facilities and appurtenances associated therewith, including pipelines. “Emerald Wells” shall not include any oil or natural gas wells and any facilities and appurtenances associated therewith, including pipelines, located on the Emerald Leases prior to the Wells Effective Time unless specifically enumerated or referenced within Exhibit B-1.

"Environmental Claim" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by any Governmental Entity or legal proceeding or notice of violation by any Person alleging liability or potential liability arising out of, based on or resulting from: (a) the presence, release of, or exposure to, any Hazardous Materials; or (b) any non-compliance with, violation of or alleged non-compliance with or violation of any Environmental Law or term or condition of any Environmental Permit.

Execution Version

“Environmental Defect” means any material non-compliance with Environmental Law or any condition in, on, under or relating to the air, land, soil, surface and subsurface strata, surface water, groundwater, or sediments of, or at, a particular Emerald Asset, including, without limitation, the presence of Hazardous Materials, but excluding any Plugging and Abandonment Obligations (which shall not constitute an Environmental Defect).

“Environmental Laws” means all federal, tribal, state, local or foreign law (including common law), statute, rule, regulation, requirement, ordinance and any writ, decree, bond, authorization, approval, license, permit, registration, binding criteria, standard, consent decree, settlement agreement, judgment, order, directive or binding policy issued by or entered into with a Governmental Entity pertaining or relating to: (a) pollution or pollution control, including, without limitation, storm water regulation; (b) protection of human health and the environment, including, without limitation, the air, land, soil, surface and subsurface strata, surface water, groundwater, sediments, natural resources and species from the Release of Hazardous Materials; and/or (c) the management, presence, use, generation, processing, extraction, treatment, recycling, refining, reclamation, labeling, transport, storage, collection, distribution, or Release or threat of Release of Hazardous Materials. “Environmental Laws” shall include, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq.; the Solid Waste Disposal Act (as amended by the Resource Conservation and Recovery Act), 42 U.S.C. § 6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the federal Safe Drinking Water Act, 42 U.S.C. §§ 300f-300; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; the Endangered Species Act, 16 U.S.C. § 1531 et seq.; the National Historic Preservation Act, 16 U.S.C. §470 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq., the National Environmental Policy Act, 42 U.S.C. § 4321 et. seq. and the regulations and orders respectively promulgated thereunder, each as amended, or any equivalent or analogous state or local statutes, laws or ordinances, any regulation promulgated thereunder and any amendments or reauthorizations thereof or thereto.

"Environmental Notice" means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim.

"Environmental Permit" means any permits, licenses, variances, exemptions, franchises, approvals, authorizations and consents required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

Execution Version

“Excluded Assets” means, with respect to either Koch or Emerald, (a) (i) all corporate, financial, income, Tax and legal records of such Party that relate to such Party’s business generally (whether or not relating to the Assets) and (ii) all books, records and files that relate to the Excluded Assets or this Agreement and the transactions contemplated hereby; (b) (i) equipment, inventory, machinery, fixtures and other tangible personal property and improvements that are leased by such Party or located at or used in connection with any field office or yard of such Party that are not used solely in connection with the Assets, (ii) any computers and related peripheral equipment that are not located on the Assets, and (iii) communications equipment that is not located on the Assets and not used solely in connection with the Assets; (c) all rights to any refunds for Taxes or other costs or expenses borne by such Party or such Party’s predecessors in interest and title attributable to periods prior to the Effective Time in accordance with the principles of Section 9.1; (d) such Party’s area-wide bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of such Party’s business generally and not relating to the Assets; (e) all geophysical and other seismic and related technical data and information that is not transferrable without the payment of a fee or other penalty or is otherwise not transferrable pursuant to a third party agreement or applicable Law; (f) all data that cannot be disclosed by a Party to the other Party as a result of confidentiality arrangements under agreements with third parties; (g) all trade credits, account receivables, note receivables, take or pay amounts receivable, and other receivables attributable to the Assets with respect to any period of time prior to the Effective Time; (h) any refunds due to either Party by a third party for any overpayment of rentals, royalties, excess royalty interests or production payments attributable to the Assets with respect to any period of time prior to the Effective Time; (i) any causes of action, claims, rights, indemnities or defenses with respect to the Assets, whether arising before or after the Effective Time, that relate to any indemnification obligation of either Party hereunder as more fully described in Article 15 below; (j) all rights and interests of either Party (i) under any policy or agreement of insurance or indemnity agreement, (ii) under any bond and (iii) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omission or events, or damage to or destruction of property prior to the Effective Time; (k) any oil or natural gas wells and any facilities or appurtenances associated therewith, including pipelines, located on the Emerald Leases prior to the Wells Effective Time unless specifically enumerated or referenced within Exhibit B-1; and (l) the assets listed on Schedule 1.1(c).

“Force Majeure” means acts of terrorism, fire, explosion, earthquake, storm, flood, freezing of wells or pipelines, delays in obtaining rights-of-way, shutting-in facilities for repair or maintenance, strike, lock out, activities of a combination of workmen or other labor difficulties, wars, insurrection, riot, Law, act, order, export or import control regulations, proclamation, decree, regulation, ordinance, or instructions of a Governmental Entity, judgment or decree of a court of competent jurisdiction or any other cause not reasonably within the control of the party claiming force majeure.

“Governmental Entity” means any national, state, local, native, or tribal government or any subdivision, agency, court, commission, department, board, bureau, regulatory authority or other division or instrumentality thereof.

“Hazardous Materials” means, without limitation, any waste, substance, product, or other material (whether solid, liquid, gas or mixed), which is or becomes identified, listed, published, or defined as a hazardous substance, hazardous waste, hazardous material, toxic substance, pollutant, contaminant, radioactive material, oil, or petroleum waste under any Environmental Law.

“Hydrocarbons” means oil, natural gas, coalbed methane, natural gas liquids, and other hydrocarbons produced or processed in association therewith (whether or not such item is in liquid or gaseous form), or any combination thereof, and any minerals produced in association therewith.

Execution Version

“JOA” means a joint operating agreement substantially in the form of Exhibit I.

“Knowledge” means, with respect to Emerald, the actual knowledge of Emerald’s representatives listed on Schedule 1.1(a) following diligent inquiry and with respect to Koch, the actual knowledge of Koch’s representatives listed on Schedule 1.1(b) following diligent inquiry.

“Koch Indemnified Parties” means Koch, its affiliates, and its and their Representatives.

“Law” means any statute, law, principle of common law, rule, regulation, judgment, order, ordinance, requirement, code, writ, injunction, or decree of any Governmental Entity.

“Lien” means any of the following: mortgage, lien (statutory or other), other security agreement, arrangement or interest, hypothecation, pledge or other deposit arrangement, assignment, charge, levy, executory seizure, attachment, garnishment, encumbrance (including any easement, exception, reservation or limitation, right of way, and the like), conditional sale, title retention, voting agreement or other similar agreement, arrangement, device or restriction, preemptive or similar right, the filing of any financial statement under the Uniform Commercial Code or comparable law of any jurisdiction, or any option, equity, claim or right of or obligation to any other Person of whatever kind and character; provided, however, that the term “Lien” shall not include any of the foregoing to the extent created by this Agreement.

“Losses” means any actual losses, costs, expenses (including court costs, reasonable fees and expenses of attorneys, technical experts and expert witnesses and the cost of investigation), liabilities, damages, demands, suits, claims, and sanctions of every kind and character (including civil fines) arising from, related to or reasonably incident to matters indemnified against; excluding, however, (x) any special, consequential, punitive or exemplary damages, diminution of value of any Purchased Assets, loss of profits incurred by a Party or loss incurred as a result of the indemnified party indemnifying a third party and (y) any increase in liability, loss, cost, expense, claim, award or judgment to the extent such increase is caused by the actions or omissions of any indemnified party after the Closing Date.

“Material Adverse Effect” means any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences), that is (i) materially adverse to the ownership, operations or value of the applicable Party’s Assets, or (ii) materially adverse to the ability of the applicable Party to consummate the transactions contemplated by this Agreement on a timely basis; provided, however, that no state of facts, change, event, effect or occurrence arising or related to any of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been a “Material Adverse Effect”: (a) national or international business, economic or political conditions, including the engagement by the United States of America in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States of America or any of its respective territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States of America; (b) events affecting the financial, banking or securities markets (including any disruption thereof or any decline in the price of securities generally or any market or index); (c) conditions (or changes in such conditions) generally affecting the oil and gas industry or the natural gas liquids industry in any area or areas where the Assets are located; (d) increases in energy, electricity, natural gas, oil, or other raw materials or operating costs; (e) changes in generally accepted accounting principles or Law; (f) the taking of any action required by this Agreement; (g) changes as a result of the negotiation, announcement, pendency or performance of this Agreement, including by reason of the identity of the Parties or any communication by either Party or any of their respective Affiliates of their plans or intentions regarding the operation of the applicable Assets; (h) any actions taken or omitted to be taken by or at the request or with the written consent of a Party; (i) any event of Force Majeure; (j) changes in oil or natural gas prices, including changes in price differentials; or (k) effects or changes that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement pursuant to Article 11.

Execution Version

“Net Acre” means, as computed separately with respect to each Emerald Lease, the (x) lessor’s percentage interest in the leasehold estate created by the Emerald Lease multiplied by (y) the number of gross acres covered by the Emerald Lease multiplied by (z) Emerald’s Working Interest in such Lease.

“Person” means any individual or entity, including, without limitation, any corporation, limited liability company, partnership (general or limited), joint venture, association, joint stock company, trust, unincorporated organization or government, administrative or judicial authority (including any board, agency, political subdivision or other body thereof).

“Plugging and Abandonment Obligations” means any and all responsibility and liability for the following, arising out of or relating to the Emerald Assets, whether before, on, or after the Effective Time: (a) the necessary and proper plugging, replugging, and abandonment of all Emerald Wells; (b) the necessary and proper removal, abandonment, and disposal of all structures, pipelines, equipment, operating inventory, abandoned property, trash, refuse, and junk located on or comprising part of the Emerald Assets; (c) the necessary and proper capping and burying of all associated flow lines located on or comprising part of the Emerald Assets; and (d) the necessary and proper restoration of the surface and subsurface to the condition required by applicable laws, permits, orders, and contracts, except for interim reclamation previously required to be performed under any Environmental Law.

“Production Taxes” means all ad valorem, property, production, excise, net proceeds, severance, windfall profit and all other Taxes and similar obligations assessed against the Emerald Assets, or based upon or measured by the ownership of the Emerald Assets, or the production of Hydrocarbons or the receipt of proceeds therefrom, provided that Production Taxes shall not include income, franchise, or margin Taxes, and Transfer Taxes, but shall include any interest, penalties, additions to tax and fines assessed or due in respect of any Production Taxes, whether disputed or not.

“Purchased Assets” means a thirty percent (30%) interest in all of Emerald’s right, title, and interest (unless the Working Interest and net revenue interest percentage being acquired in a particular Asset is otherwise set forth on Exhibit A-1 or Exhibit B-1) in and to the Emerald Assets, but not including the Excluded Assets.

Execution Version

“Release” means any “release” or “disposal” as defined by or under any Environmental Law.

“Remediation” or “Remediate” means investigation, assessment, characterization, delineation, monitoring, sampling, analysis, removal action, remedial action, response action, corrective action, mitigation, treatment, cleanup, reporting, or permitting of (a) any Release of Hazardous Materials or other similar actions as required by any applicable Environmental Law from soil, land surface, groundwater, sediment, surface water, or subsurface strata or otherwise or (b) any failure of Emerald to operate Emerald’s Assets in compliance with all applicable Environmental Laws where such noncompliance would have, individually or in the aggregate, a Material Adverse Effect or risk to human health or the environment.

“Remediation Costs” means all costs to Remediate an Environmental Defect, including losses resulting from interruptions to operations as a result of any Environmental Defect, to the extent required to bring an Environmental Defect Property into compliance with all applicable Environmental Laws or to achieve applicable action levels or clean-up standards sufficient to receive a No Further Action letter (or the equivalent) from the jurisdictional Governmental Entity, including the costs of any fines, penalties, judgments, or similar amounts assessed or alleged against Emerald.

“Representatives” means each Party’s stockholders, members, managers, officers, directors, employees, attorneys, accountants, agents, and representatives.

“Taxes” means any taxes and assessments imposed by any Governmental Entity, including net income, gross income, profits, gross receipts, license, employment, stamp, occupation, premium, alternative or add-on minimum, ad valorem, real property, personal property, transfer, real property transfer, value added, sales, use, environmental (including taxes under Code Section 59A), customs, duties, capital stock, franchise, excise, withholding, social security (or similar), unemployment, disability, payroll, fuel, excess profits, windfall profit, severance, estimated or other tax, including any interest, penalty or addition thereto, whether disputed or not, and any expenses incurred in connection with the determination, settlement or litigation of the Tax liability, and “Tax” means any one of these.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

“Transfer Taxes” means all sales, (including bulk sales, if applicable) use, value-added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license and other similar Taxes, levies, charges and fees, including all interest and penalties thereon and additions thereto, whether disputed or not; provided however, Transfer Taxes does not include any income, franchise, business and occupation, commercial activity, and similar taxes, including taxes measured by receipts that are not in the nature of a sales/use tax.

“Value” means the value set forth on Exhibit A-1 for each Emerald Lease as a component of the Emerald Purchase Price or the value set forth on Exhibit B-1 for each Emerald Well as a component of the Emerald Purchase Price.

Execution Version

“Wells Effective Time” means for each of the Emerald Wells, 7:00 a.m. Mountain Time on the respective spud date indicated for such Emerald Well on Exhibit B-1.

“Working Interest” means the interest in a property or asset that is burdened with the percentage of costs and expenses associated with the exploration, drilling, development, operation and abandonment of any Emerald Asset.

1.2         References and Construction.

(a)         When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article, Section, Exhibit or Schedule to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, (i) ”or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the words “herein,” “hereof,” “hereby,” “hereunder” and words of similar nature refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited, and (iv) the use in this Agreement of a pronoun in reference to a Party hereto includes the masculine, feminine or neuter, as the context may require.

(b)         The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2

PURCHASE AND SALE

2.1         Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, Koch agrees to purchase from Emerald and Emerald agrees to sell, assign and deliver to Koch all of Emerald’s right, title and interest in and to the Purchased Assets for the consideration specified in this Article 2.

2.2         Consideration.

(a)         Subject to the terms and conditions of this Agreement, at the Closing, as consideration for the acquisition of the Purchased Assets, Koch shall pay to Emerald the sum of Seventeen Million Four Hundred Forty-Eight Thousand Six Hundred Twenty-One Dollars ($17,448,621.00) in immediately available funds (the “Emerald Purchase Price”) less any Title Defect Amounts, Casualty Losses, losses resulting from preferential rights to purchase pursuant to Section 4.4, amounts by which the Emerald Purchase Price is to be reduced attributable to any Environmental Defects pursuant to Article 5 of this Agreement, and any other amounts to be deducted from the Emerald Purchase Price pursuant to Sections 4.3 and 5.4 (the “Net Emerald Purchase Price”) and less the Deposit Payment.

Execution Version

(b)         No later than five (5) business days after the date that this Agreement is executed by both parties, Koch shall deposit the Deposit Payment with an escrow agent reasonably acceptable to both Koch and Emerald (the “Escrow Agent”). In the event the transactions contemplated by this Agreement are not consummated for any reason, then the Escrow Agent shall return the Deposit Payment to Koch no later than three business days after the date on which this Agreement is terminated pursuant to Section 11.1.

2.3         Purchase and Sale of the Purchased Assets. The purchase and sale of the Purchased Assets consisting of the interests in the Emerald Leases shall be effective as of the Effective Time. The purchase and sale of the Purchased Assets consisting of the interests in the Emerald Wells shall be effective as of the Wells Effective Time.

ARTICLE 3

Due Diligence Review

3.1         Due Diligence Review. Emerald will make its Records and Assets available to Koch and its Representatives for inspection and review, at Koch’s sole cost, to permit Koch to perform its due diligence (“Due Diligence Review”) pursuant to the terms and conditions of Sections 3.2 and 3.3, respectively. The notices pertaining to the Due Diligence Review for the Notice of Defective Interest (as defined in Section 4.2(b)) and the Environmental Defect Notice (as defined in Section 5.1) must be received by Emerald no later than 5:00 p.m. Mountain Time on September 14, 2015 (the “Defect Notice Date”). Koch shall be entitled to conduct its Due Diligence Review until the Defect Notice Date (such period from the Effective Time through the Defect Notice Date, the “Due Diligence Period”).

3.2         Access to Emerald Records. Upon reasonable advance notice, Emerald will make the Emerald Records available to Koch so Koch and its Representatives may conduct, during the Due Diligence Period, at Koch’s sole risk and expense, on-site inspections of all or any portion of the Emerald Records.

3.3         Access to the Emerald Assets.

(a)         Access.

(1)         To the extent that Emerald may do so as an operator or non-operator of Emerald Assets, Emerald will grant Koch and its Representatives access to the Emerald Assets upon reasonable prior notice during Emerald’s normal business hours, so Koch and its Representatives may conduct, during the Due Diligence Period, at Koch’s sole risk and expense, on-site inspections and a Phase I or Phase II environmental review of all or any portion of the Emerald Assets (each, an “Environmental Assessment”).

(2)          If Koch or its agents prepares an Environmental Assessment of any Emerald Asset, Koch agrees to keep such final assessment confidential and to furnish final copies thereof to Emerald only upon request. In connection with any on-site inspections, if any, prior to Closing, Koch (1) agrees not to interfere with, and will cause its Representatives not to interfere with, the normal operation of the Emerald Assets, and (2) agrees to comply with, and will cause its Representatives to comply with, all requirements of the operators of the Emerald Assets (to the extent such requirements are disclosed to Koch prior to such on-site inspections).

Execution Version

(b)         Indemnity. Except to the extent caused by the negligence or willful misconduct of any member of the Emerald Indemnified Parties, Koch waives, releases and agrees to defend, indemnify, and hold harmless the Emerald Indemnified Parties from and against any and all losses arising out of, resulting from, or relating to the access afforded to Koch and its Representatives under this Agreement or the activities of Koch and its Representatives related to such access or any Environmental Assessment.

(c)         Clean-Up. As soon as is reasonably practicable following completion of Koch’s due diligence, Koch shall, at its sole cost and expense and without any cost or expense to the Emerald Indemnified Parties (1) repair all damage done to the Emerald Assets in connection with any Environmental Assessment, (2) restore the Emerald Assets to the approximate same or better condition in existence prior to commencement of any Environmental Assessment, and (3) remove all equipment, tools or other property brought onto the Emerald Assets in connection with any Environmental Assessment.

ARTICLE 4

TITLE MATTERS

4.1         Emerald’s Title.

(a)         Defensible Title. The term “Defensible Title” means such ownership of record to the Emerald Assets that is deducible from the applicable county, state and federal records and is free of any imperfection that a reasonable and prudent operator would not normally waive such that a reasonably prudent person engaged in the business of the ownership, development and operation of oil and gas leaseholds and properties and having knowledge of all of the facts and their legal bearing would be willing to accept the same, and that, subject to and except for Permitted Encumbrances as defined in Section 4.1(b):

(1)         entitles Emerald to receive a share of the Hydrocarbons produced, saved and marketed from any Emerald Lease or Emerald Well throughout the duration of the productive life of such Emerald Lease or Emerald Well, only insofar as to the specified formation(s) shown on Exhibit A-1, or Exhibit B-1 for such Emerald Lease or Emerald Well, as applicable, and if there are no such specified formation(s), then as to all formations, after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests or other similar burdens on or measured by production of Hydrocarbons (a “Net Revenue Interest”), of not less than the Net Revenue Interest share shown in Exhibit A-1, as applicable for such Emerald Lease (on an 8/8ths basis), or Exhibit B-1, as applicable for such Emerald Well;

Execution Version

(2)         obligates Emerald to bear a percentage of the costs and expenses for the maintenance, development, operation and the production relating to any Emerald Well throughout the productive life of such Emerald Well (“Working Interest”) not greater than the Working Interest shown in Exhibit B-1, from the currently producing formations for such Emerald Well, without increase, except increases to the extent that they are accompanied by a proportionate increase in Emerald’s Net Revenue Interest;

(3)         expires no earlier than the date specified on Exhibit A-1, or is held by production or held through inclusion within a unit if shown as such on Exhibit A-1, or is a properly suspended federal lease as shown on Exhibit A-1; and

(4)         is not subject to any call(s) on or for production unless such call has been waived or amended in a manner satisfactory to Koch.

(b)         Permitted Encumbrances. The term “Permitted Encumbrances” shall mean:

(1)         lessors’ royalties, overriding royalties, net profits interests, production payments, reversionary interests and similar burdens if the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interests below those set forth in Exhibit A-1, as applicable for such Emerald Lease, or Exhibit B-1, as applicable for such Emerald Well, only insofar as to the specified formation(s) shown on Exhibit A-1 or Exhibit B-1 for such Emerald Lease or Emerald Well, as applicable, and if there are no such specified formation(s), then as to all formations;

(2)         statutory liens for taxes that are not yet due and payable or that are being contested in good faith in the normal course of business and for which, if so required by statute, a bond has been posted;

(3)         all rights to consent by, required notices to, filings with, or other actions by Governmental Entities, in connection with the conveyance of the applicable Emerald Asset if the same are customarily sought after such conveyance;

(4)         rights of reassignment contained in any Emerald Leases, or assignments thereof, providing for reassignment upon the surrender or expiration of any Emerald Leases;

(5)         easements, rights of way, servitudes, permits, surface leases and other rights with respect to surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like, and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Emerald Assets or any restriction on access thereto that do not materially interfere with the operation of the affected Emerald Asset;

(6)         any compulsory pooling order of the North Dakota Industrial Commission and/or communitization agreement with the Bureau of Land Management; provided, however, that the effect of any such item does not cause (i) the applicable net revenue interest to be less than as set forth in Exhibit A-1 or Exhibit B-1 respectively, only insofar as to the specified formation(s) shown on Exhibit A-1 or Exhibit B-1, as applicable, and if there are no such specified formation(s), then as to all formations, for the applicable Emerald Asset, or (ii) the Working Interest to be more than as set forth in Exhibit B-1, as applicable, from the currently producing formations unless the net revenue interest is also proportionally greater than that set forth in Exhibit B-1;

Execution Version

(7)         materialmen’s, mechanics’, operators’ or other similar liens arising in the ordinary course of business (i) if such liens and charges have not been filed pursuant to law and the time for filing such liens and charges has expired, (ii) if filed, such liens and charges have not yet become due and payable or payment is being withheld as provided by law, or (iii) if their validity is being contested in good faith by appropriate action;

(8)         such Title Defects as Koch has waived in writing; and

(9)         any liens or encumbrances burdening the Emerald Assets which will be released at or before Closing.

(10)       any irregularities or deficiencies in title to easements, rights of way or surface use agreements that do not materially adversely affect the value of any Emerald Asset.

4.2         Purchase Price Adjustment Procedures.

(a)         Title Defect. The term “Title Defect” means any lien, encumbrance obligation (including contract obligation), defect, or other matter (including without limitation a discrepancy in Net Revenue Interest or Working Interest) that causes Emerald not to have Defensible Title to any Emerald Lease or Emerald Well. Notwithstanding the foregoing, the following shall not be considered Title Defects:

(1)         defects based solely on lack of information in connection with documents properly filed of record in the appropriate state or county recorder’s office and not contained in Emerald’s files;

(2)         defects in the chain of title consisting of the mere failure to recite marital status in a document or omissions of successions of heirship or estate proceedings, unless Koch provides evidence that such failure or omission has resulted in another Person’s actual and superior claim of title to the relevant Emerald Asset;

(3)         defects arising out of lack of corporate or other entity authorization unless Koch provides evidence that such corporate or other entity action was not authorized and results in another Person’s actual and superior claim of title to the relevant Emerald Asset;

(4)         defects arising out of lack of survey, unless a survey is expressly required by applicable laws or regulations;

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(5)         Liens created under deeds of trust, mortgages and similar instruments by the lessor under an Emerald Lease covering the lessor’s surface and mineral interests in the land covered thereby which would customarily be accepted in taking oil and gas leases or purchasing undeveloped oil and gas leases and for which the lessee would customarily seek a subordination of such Lien to the oil and gas leasehold estate prior to conducting drilling activities on the Emerald Lease, provided that the Liens set forth on Exhibit 4.2 shall not be classified as a Title Defect;

(6)         defects based on failure to record an Emerald Lease issued by the Bureau of Land Management or the North Dakota Board of University and School Lands, or any assignments of record title or operating rights in such Emerald Leases, in the real property, conveyance or other records of the county in which such Emerald Lease is located; and

(7)         defects that have been cured by applicable laws of limitations, prescription or otherwise.

In addition to the foregoing, the Emerald Leases listed on Schedule 4.2 shall be deemed to be subject to Title Defects and shall be included among the Title Defect Properties to the extent that the defects identified in Schedule 4.2 have not been cured with respect to such Emerald Leases (the “Defect Leases”). To the extent the defects specified in Schedule 4.2 as affecting the Defect Leases are not cured prior to closing, Koch shall have the option to acquire a thirty percent (30%) interest in all of Emerald’s right, title, and interest in and to all such Defect Leases for a period of eighteen (18) months following Closing (the “Defect Lease Option Period”) on the same terms and conditions contained within this Agreement. The consideration for such acquisition will be the Value set forth for the Defect Leases as identified individually by lease on Exhibit A-1. During the Defect Lease Option Period, Emerald shall use all reasonable efforts to cure the defects identified on Schedule 4.2 and shall notify Koch upon curing such defects.

(b)         Notice of Defective Interest. On or before the Defect Notice Date, Koch may formally advise Emerald in writing of any matters that in Koch’s opinion constitute a Title Defect with respect to Emerald’s title to all or any portion of the Emerald Leases and Emerald Wells (“Notice of Defective Interests”). The Notice of Defective Interests shall be in writing and contain the following: (1) a description of the alleged Title Defect(s), (2) a list of the Emerald Leases or Emerald Wells (and the applicable zone(s) therein) considered by Koch to be affected by the alleged Title Defect(s) (each a “Title Defect Property”), (3) the Value of each Emerald Lease or Emerald Well subject to the alleged Title Defect(s), (4) supporting documents reasonably necessary for Emerald (as well as any title attorney or examiner hired by Emerald) to verify the existence of the alleged Title Defect(s) to the extent such supporting documents are in the possession of Koch, and (5) the amount by which Koch reasonably believes the Value of each Title Defect Property is reduced by the alleged Title Defect(s) and the computations and information upon which Koch’s belief is based. To give Emerald an opportunity to commence reviewing and curing Title Defects, Koch agrees to give Emerald written notice of all Title Defects discovered by Koch on an ongoing basis as soon as practicable following discovery of a given Title Defect; provided, however, any such written notice may be preliminary in nature and supplemented prior to the Defect Notice Date. Any matters that may otherwise constitute a Title Defect, but of which Emerald has not been notified by Koch in accordance with this Section 4.2(b) prior to the Defect Notice Date, shall be deemed to have been waived by Koch; provided however, that any such waiver by Koch shall not affect the special warranty of title by, through, and under Emerald.

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(c)         Remedies for Title Defects. Subject to (x) Emerald’s continuing right to title dispute resolution under Section 4.3, (y) the Individual Title Threshold and (z) the Aggregate Title Deductible, in the event that any Title Defect timely asserted by Koch in accordance with Section 4.2(b) is not waived by Koch, contested by Emerald in accordance with Section 4.3 below, or cured on or before Closing, Emerald shall exclude the Title Defect Property from the transaction and reduce the Emerald Purchase Price by an amount equal to the Value of the Title Defect Property.

(d)         Title Defect Amount. The “Title Defect Amount” means the amount by which the Value of the Title Defect Property affected by such Title Defect is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following methodology, terms and conditions:

(1)         if Koch and Emerald agree on the Title Defect Amount, that amount shall be the Title Defect Amount;

(2)         if the Title Defect is a Lien that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount of the payment necessary to remove such Title Defect from the Title Defect Property; and

(3)         if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property of a type not described in subsections (1) or (2) above, the Title Defect Amount shall be determined by taking into account the following factors: (i) any discrepancy between (A) the Net Revenue Interest or Working Interest for any Title Defect Property and (B) the Net Revenue Interest or Working Interest stated in Exhibit A-1 or Exhibit B-1, respectively; (ii) the Value of the Title Defect Property; (iii) the portion of the Title Defect Property affected by the Title Defect; (iv) the legal effect of the Title Defect; (v) the values placed upon the Title Defect by Koch and Emerald; (vi) any discrepancy between (A) the Net Acre interest covered by a Emerald Lease and (B) the Net Acre interest covered by such Emerald Lease stated in Exhibit A-1; and (vii) such other reasonable factors as are necessary to make a proper evaluation.

Notwithstanding anything to the contrary in this Agreement, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Value of the Title Defect Property as set forth on Exhibit A-1 or Exhibit B-1, as applicable;.

Execution Version

(e)         Title Threshold and Deductible. Notwithstanding anything to the contrary, (1) in no event shall there be any adjustments to the Emerald Purchase Price or other remedies provided by (i) Emerald for any individual Title Defect, or (ii) Koch for any individual Title Benefit for which the Title Defect Amount or Title Benefit Amount, as applicable, does not exceed Ten Thousand Dollars ($10,000.00) (“Individual Title Threshold”); and (2) in no event shall there be any adjustments to the Emerald Purchase Price or other remedies provided by (i) Emerald for any Title Defect that exceeds the Individual Title Threshold or (ii) Koch for any individual Title Benefit unless the Title Defect Amounts of all such Title Defects or Title Benefit Amounts of all such Title Benefits, in the aggregate, excluding any Title Defects cured by Emerald (with respect to Title Defects), exceeds a deductible in an amount equal to One Percent (1%) of the Emerald Purchase Price (the “Aggregate Title Deductible”), after which point Emerald or Koch shall be entitled to adjustments to the Emerald Purchase Price or other remedies only with respect to such Title Defects or Title Benefits, as applicable, in excess of such Aggregate Title Deductible.

(f)         Emerald’s Right to Cure.

(1)         Emerald shall have the right, but not the obligation, to attempt, at its sole cost, to cure or remove at any time prior to Closing (the “Cure Period”) any Title Defects of which it has been advised by Koch.

(2)         Subject to the provisions of this Article 4, if there is a reduction in the Emerald Purchase Price pursuant to Section 4.2(d), then Emerald shall retain the right but not the obligation for one hundred eighty (180) days after the Closing Date to attempt to cure any such Title Defects at Emerald’s sole cost. If Emerald cures any such Title Defect to Koch’s reasonable satisfaction, then Koch shall promptly pay Emerald the Title Defect Amount with respect to the Title Defect that is so cured.

(g)         Title Benefits. The term “Title Benefit” means any right, circumstance, or condition that operates to increase:

(1)         Emerald’s Net Revenue Interest in any Emerald Lease or Emerald Well throughout the duration of the productive life of such Emerald Lease or Emerald Well, only insofar as to the specified formation(s) shown on Exhibit A-1, or Exhibit B-1 for such Emerald Lease or Emerald Well, as applicable, and if there are no such specified formation(s), then as to all formations, above the Net Revenue Interest share shown in Exhibit A-1 for such Emerald Lease (on an 8/8ths basis), or Exhibit B-1 for such Emerald Well, to the extent the same does not cause a greater than proportionate increase in Emerald’s Working Interest; or

(2)         Emerald’s Net Acres in each such Emerald Lease above the Net Acres set forth in Exhibit A-1, only insofar as to the specified formation(s) shown on Exhibit A-1 for such Emerald Lease, as applicable, and if there are no such specified formation(s), then as to all formations for such Emerald Lease.

(h)         Title Benefit Notice. If Emerald or Koch discovers any Title Benefit, then such Party shall deliver to the other Party, prior to the Defect Notice Date, a notice with respect to such Title Benefit. The notice must be in writing and be asserted in good faith and include (1) a description of the Title Benefit, (2) the Emerald Leases and/or Emerald Wells affected by the Title Benefit, (3) the Values of the Emerald Leases and/or Emerald Wells subject to such Title Benefit, and (4) the amount by which Emerald or Koch, as applicable, reasonably believes the value of those Emerald Leases and/or Emerald Wells is increased by the Title Benefit, and the computations and information upon which such Party’s belief is based.

Execution Version

(i)         Title Benefit Amount. The amount by which the Value of any Emerald Lease or Emerald Well is increased as a result of the existence of a Title Benefit with respect thereto is the “Title Benefit Amount.” The Title Benefit Amount shall be determined in accordance with the same methodology, terms, and conditions for determining the Title Defect Amount.

4.3         Title Dispute Resolution. The Parties shall resolve disputes concerning the following matters pursuant to this Section 4.3: (a) the existence and scope of a Title Defect, Title Benefit, Title Defect Amount, or Title Benefit Amount, (b) the Title Defect Amount or Title Benefit Amount of that portion of the Emerald Asset affected by a Title Defect or Title Benefit, respectively, and (c) the adequacy of Emerald’s Title Defect curative materials and Koch’s reasonable satisfaction thereof (the “Title Disputed Matters”). The Parties agree to attempt to initially resolve all disputes through good faith negotiations. If the Parties cannot resolve the Title Disputed Matters on or before Closing, then (y) with respect to all Title Defects subject to a Title Disputed Matter, the Emerald Purchase Price shall be reduced by the Value of the affected Emerald Asset, or (z) with respect to all Title Benefits subject to a Title Disputed Matter, the Emerald Purchase Price shall not be adjusted at Closing, and, at Closing, Koch shall pay the Title Escrow Amount to the Escrow Agent to be held as part of the Additional Escrow Amount. The term “Title Escrow Amount” means (I) with respect to all Title Defects subject to a Title Disputed Matter, the Value of the affected Emerald Asset, and (II) with respect to all Title Benefits subject to a Title Disputed Matter, the Title Benefit Amount associated with such Title Benefit. Further, the Title Disputed Matters will be finally determined by binding arbitration before an independent arbitrator appointed by the Parties, who shall be an oil and gas title attorney licensed in North Dakota or Colorado with a minimum of 10 years’ experience with title issues affecting the types of properties which are the subject of the Title Disputed Matters. The arbitrator shall employ such independent attorneys, petroleum engineers and/or other consultants as deemed necessary. On or before thirty (30) days after Closing, Koch and Emerald shall present their respective positions in writing to the arbitrator, together with such evidence as each Party deems appropriate. The arbitrator shall be instructed to resolve the dispute through a final decision within twenty (20) days after submission of the matters in dispute. In the event that arbitration is selected by the Parties, then the Party that loses the matters in dispute as determined by the arbitrator’s decision shall pay the full amount of any costs or fees assessed or charged by the arbitrator acting pursuant to this Section 4.3.

4.4         Preferential Purchase Rights. If any preferential right to purchase any portion of the Assets is exercised prior to the Closing Date, or if the time allowed for the exercise of such preferential purchase right has not expired and Emerald has not received notice of an intent not to exercise, or waiver of, the preferential purchase right, then that portion of the Assets affected by such preferential purchase right shall be excluded from the Purchased Assets at Closing and the Emerald Purchase Price shall be adjusted downward by an amount equal to the Value of such affected Assets.

(a)         If a third party exercises its preferential right to purchase, but fails to consummate the transaction prior to the Closing, Emerald shall retain the affected Assets at Closing and the Emerald Purchase Price shall be adjusted downward by an amount equal to the Value of such affected Assets.

Execution Version

(b)         If a third party exercises its preferential right to purchase, but does not consummate the transaction within the time allowed by the preferential purchase right (provided that the reason therefor is not Emerald's default), Emerald agrees to convey the affected Asset to Koch as soon as possible after the expiration of the time for consummation of the transaction by the holder of the preferential right, such conveyance to be effective as of the Effective Time, and Koch agrees to pay Emerald the Value of the affected Asset.(c)         If a preferential purchase right is not discovered prior to Closing, the affected Asset is conveyed to Koch at Closing, and the preferential purchase right is exercised after Closing, Koch agrees to convey such affected Asset to the party exercising such right on the same terms and conditions under which Emerald conveyed such Asset to Koch (with the purchase price being the Value of the affected Asset) and retain all amounts paid by the party exercising such preferential right to purchase. In the event of such exercise, Koch shall prepare, execute and deliver a form of conveyance of such Asset to such exercising party, such conveyance to be in form and substance as provided in this Agreement.

ARTICLE 5

ENVIRONMENtAL MATTERS

5.1         Environmental Defect Notice. On or before the Defect Notice Date, Koch may formally advise Emerald in writing of any matters that in Koch’s reasonable opinion constitute an Environmental Defect (“Environmental Defect Notice”). The Environmental Defect Notice shall be in writing and contain the following: (a) a description of the alleged Environmental Defect(s), (b) a list of the Emerald Assets considered by Koch to be affected by the alleged Environmental Defect(s) (each an “Environmental Defect Property”), (c) the Value of each Environmental Defect Property in accordance with the Value for the applicable Emerald Asset, (d) supporting documents reasonably necessary for Emerald (as well as any consultant hired by Emerald) to verify the existence of the alleged Environmental Defect(s), and (e) an estimate of Remediation Costs and the amount by which Koch reasonably believes the Value of each Environmental Defect Property is reduced by the alleged Environmental Defect(s) and the computations and information upon which Koch’s belief is based.

5.2         Remedies for Environmental Defects. Subject to (x) Emerald’s continuing right to environmental dispute resolution under Section 5.4, (y) the Individual Environmental Threshold as defined in Section 5.3 and (z) the Aggregate Environmental Deductible as defined in Section 5.3, in the event that any Environmental Defect timely asserted by Koch in accordance with Section 5.1 is not waived by Koch, contested by Emerald in accordance with Section 5.4 below, or cured on or before Closing, Emerald shall exclude the Environmental Defect Property from the transaction and reduce the Emerald Purchase Price by an amount equal to the Value of the Environmental Defect Property.

Execution Version

5.3           Environmental Threshold; Deductible. Notwithstanding anything to the contrary, (a) in no event shall there be any adjustments to the Emerald Purchase Price or other remedies provided by Emerald for any individual Environmental Defect for which the Remediation Costs do not exceed Ten Thousand Dollars ($10,000.00) (“Individual Environmental Threshold”); and (b) in no event shall there be any adjustments to the Emerald Purchase Price or other remedies provided by Emerald for any Environmental Defect that exceeds the Individual Environmental Threshold unless the Remediation Costs of all Environmental Defects, in the aggregate, excluding any Environmental Defects cured by Emerald, exceed a deductible in an amount equal to One Percent (1%) of the Emerald Purchase Price (the “Aggregate Environmental Deductible”), after which point Koch shall be entitled to adjustments to the Emerald Purchase Price or other remedies only with respect to such Remediation Costs in excess of such Aggregate Environmental Deductible.

5.4           Environmental Dispute Resolution. The Parties shall resolve disputes concerning the following matters pursuant to this Section 5.4: (a) the existence and scope of an Environmental Defect or the Remediation Costs, (b) the Remediation Costs of that portion of the Emerald Asset affected by an Environmental Defect and (c) the adequacy of Emerald’s cure of an Environmental Defect and Koch’s reasonable satisfaction thereof (the “Environmental Disputed Matters”). The Parties agree to attempt to initially resolve all disputes through good faith negotiations. If Emerald elects to challenge the existence and/or scope of the Environmental Defect and/or the Remediation Cost pursuant to this Section 5.4 (the “Environmental Disputed Matters”), and such dispute has not been resolved as of the Closing Date, then the Emerald Purchase Price shall be reduced by the Value of such Environmental Defect Property (such amount, the “Environmental Escrow Amount”), and, at Closing, Koch shall pay such Environmental Escrow Amount to the Escrow Agent, as part of the Additional Escrow Amount. If the Parties cannot resolve disputes regarding the Environmental Disputed Matters within forty-five (45) days following Closing, the Environmental Disputed Matters will be finally determined by binding arbitration before an independent arbitrator appointed by the Parties, provided that the independent arbitrator shall be qualified by education, knowledge of, and experience with environmental defects affecting the types of properties which are subject to or relate to the disputed Environmental Defect or Environmental Disputed Matters. The arbitrator shall employ such independent attorneys and/or other consultants as the arbitrator deems necessary, with the costs of such employment to be shared equally by Emerald and Koch. On or before thirty (30) days after Closing, Emerald and Koch shall present their respective positions in writing to the arbitrator, together with such evidence as each Party deems appropriate. The arbitrator shall be instructed to resolve the dispute through a final decision within twenty (20) days after submission of the matters in dispute. Each Party shall pay half of any costs or fees assessed or charged by the arbitrator acting pursuant to this Article 5. Upon final resolution of any Environmental Disputed Matter, the Escrow Agent shall deliver the applicable Environmental Escrow Amount out of the Additional Escrow Amount in accordance with the decision of the arbitrator.

ARTICLE 6
KOCH’S REPRESENTATIONS AND WARRANTIES

Except as set forth in the schedule delivered to Emerald prior to the execution of this Agreement setting forth specific exceptions to Koch’s representations and warranties set forth in this Agreement (each section of which qualifies the correspondingly numbered representation and warranty by Koch) (the “Koch Disclosed Materials”), Koch represents and warrants to Emerald as of the date hereof and as of the Closing Date as follows:

Execution Version

6.1           Organization and Standing. Koch is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to carry on its business in such other jurisdictions as may be necessary, except where the failure to be so qualified would not have a Material Adverse Effect.

6.2           Power. Koch has all requisite limited liability company power and authority to carry on its business as presently conducted, to enter into this Agreement, and to perform its obligations hereunder. The execution and delivery of this Agreement does not, and the fulfillment of and compliance with the terms and conditions hereof will not, violate, or be in conflict with, any material provision of Koch’s governing documents, or any judgment, decree, order, statute, rule or regulation applicable to Koch.

6.3           Authorization and Enforceability. Assuming the due authorization, execution and delivery by Emerald, this Agreement constitutes Koch’s legal, valid and binding obligation, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other laws for the protection of creditors, as well as to general principles of equity, regardless whether such enforceability is considered in a proceeding in equity or at law.

6.4           Liability for Brokers’ Fees. Koch has not incurred any liability, contingent or otherwise, for investment bankers’, brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Emerald shall have any responsibility whatsoever.

6.5           Litigation. There are no actions, suits or proceedings pending or, to the Knowledge of Koch, threatened, against Koch in any court or by or before any Governmental Entity that would have a Material Adverse Effect on Koch’s ability to consummate the transactions contemplated by this Agreement and to assume the liabilities to be assumed by Koch under this Agreement.

6.6           Judgments. There are no unsatisfied judgments or injunctions issued by a court of competent jurisdiction or other Governmental Entity outstanding against Koch.

6.7           No Other Representations or Warranties; Disclosed Materials. Except for the representations and warranties contained in this Article 6 (as qualified by the Koch Disclosed Materials), neither Koch nor any other Person makes (and Emerald is not relying upon) any other express or implied representation or warranty with respect to Koch or the transactions contemplated by this Agreement, and Koch disclaims any other representations or warranties not contained in this Article 6, whether made by Koch, any Affiliate of Koch or any of their respective officers, directors, managers, employees or agents. Except for the representations and warranties contained in this Article 6 (as qualified by the Koch Disclosed Materials), Koch disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Emerald or any of its Affiliates or any of its officers, directors, managers, employees or agents (including any opinion, information, projection or advice that may have been or may be provided to Emerald by any director, officer, employee, agent, consultant or representative of Koch or any of its Affiliates). The disclosure of any matter or item in the Koch Disclosed Materials shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed or is material or that such matter would or would reasonably be expected to result in a Material Adverse Effect.

Execution Version

6.8           Koch’s Evaluation.

(a)          Review. Koch is an experienced and knowledgeable investor in the oil and gas industry or is an owner of oil, gas and mineral properties and is aware of its risks. Koch has been afforded the opportunity to examine the Emerald Records and materials made available to it by Emerald in Emerald’s offices with respect to the Emerald Assets. Koch acknowledges that Emerald has not made any representations or warranties as to the Emerald Records or otherwise except as expressly and specifically provided herein and that Koch may not rely on any of Emerald’s estimates with respect to reserves, the value of the Purchased Assets, projections as to future events or other internal analyses or forward looking statements.

(b)          Independent Evaluation. In entering into this Agreement, Koch acknowledges and affirms that it has relied and will rely solely on the terms of this Agreement and upon its independent analysis, evaluation and investigation of, and judgment with respect to, the business, economic, legal, tax or other consequences of this transaction including without limitation its own estimate and appraisal of the extent and value of the Hydrocarbon reserves of the Emerald Assets.

ARTICLE 7
EMERALD’S REPRESENTATIONS AND WARRANTIES

Except as set forth in the schedule delivered to Koch prior to the execution of this Agreement setting forth specific exceptions to Emerald’s representations and warranties set forth in this Agreement (each section of which qualifies the correspondingly numbered representation and warranty by Emerald) (the “Emerald Disclosed Materials”), Emerald represents and warrants to Koch as of the date hereof and as of the Closing Date as follows:

7.1           Organization and Standing. Emerald Oil is a corporation duly organized, validly existing and in good standing under the laws of Delaware, (ii) Emerald WB and Emerald NWB are each a limited liability company duly organized, validly existing and in good standing under the laws of Colorado, and (iii) each of Emerald Oil, Emerald WB, and Emerald NWB is duly qualified to carry on its business in such other jurisdictions as may be necessary, except where the failure to be so qualified would not have a Material Adverse Effect.

7.2           Power. Emerald has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement, and to perform its obligations hereunder. The execution and delivery of this Agreement does not, and the fulfillment of and compliance with the terms and conditions hereof will not, as of Closing, violate, or be in conflict with, any material provision of Emerald’s governing documents, or any judgment, decree, order, statute, rule or regulation applicable to Emerald.

7.3           Authorization and Enforceability. Assuming the due authorization, execution and delivery by Koch, this Agreement constitutes Emerald’s legal, valid and binding obligation, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws for the protection of creditors, as well as to general principles of equity, regardless whether such enforceability is considered in a proceeding in equity or at law.

Execution Version

7.4           Liability for Brokers’ Fees. Emerald has not incurred any liability, contingent or otherwise, for investment bankers’, brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Koch shall have any responsibility whatsoever.

7.5           Litigation. Except as provided on Schedule 7.5, there are no actions, suits, or proceedings pending or threatened against Emerald (with respect to the Emerald Assets) or any of the Emerald Assets, in any court or by or before any Governmental Entity.

7.6           Material Agreements. Except for the Leases, Exhibit D-1 includes the following contracts (the “Emerald Material Agreements”) by which any of the Emerald Assets are bound as of the date hereof: (a) any agreement with any Affiliate of Emerald; (b) any agreement or contract for the sale, exchange, other disposition of Hydrocarbons produced from or attributable to Emerald’s interest in the Emerald Assets, or providing for a call or calls on the production of Hydrocarbons produced from or attributable to Emerald’s interest in the Emerald Assets or for the purchase, processing or transportation of any Hydrocarbons, in each case that is not cancelable without penalty or other payment on not more than ninety (90) days prior written notice, (c) any agreement of or binding upon Emerald to sell, lease, farmout, or otherwise dispose of any interest in any of the Emerald Assets on or after the date hereof, other than nonconsent penalties for nonparticipation in operations under operating agreements or conventional rights of reassignment arising in connection with Emerald’s surrender or release of any of the Emerald Assets; (d) any Tax partnership agreement of or binding upon Emerald affecting any of the Emerald Assets; and (e) any agreement that creates any area of mutual interest or similar provision with respect to the Emerald Assets. Emerald is not (and to Emerald’s Knowledge, no other Person is) in material default (or with the giving of notice or the lapse of time or both, would not be in default) under any Emerald Material Agreement. Following execution of this Agreement and prior to Closing, Emerald will provide Koch or make available to Koch, true, correct and complete copies of the Emerald Material Agreements. The Emerald Material Agreements are in full force and effect in accordance with their terms, are valid and binding obligations of Emerald, and are enforceable in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and similar laws affecting creditor’s rights generally and by equitable principles.

7.7           Preferential Purchase Rights. All preferential purchase rights, and any Emerald Assets subject to such preferential purchase rights, are listed on Schedule 7.7. Prior to Closing, Emerald shall attempt to obtain all consents that if not obtained by Closing would invalidate the conveyance or assignment of any Emerald Asset (the “Required Consents”) and shall provide all notices required in connection with any preferential purchase rights.

Execution Version

7.8           Taxes. All Taxes pertaining to the Emerald Assets based on or measured by Emerald’s ownership of the Emerald Assets for all taxable periods prior to the taxable period in which this Agreement is executed that were required to be paid prior to the Effective Time have been paid and all returns and reports with respect to such matters have been duly and timely filed. All income Taxes pertaining to Emerald’s ownership of the Emerald Assets that, if unpaid, could give rise to a lien or other claim against any of the Emerald Assets have been properly paid. Emerald has not received written notice of any pending claim against or audit of Emerald from any taxing authority for the assessment of any material Tax pertaining to the Emerald Assets that, if unpaid, could give rise to a lien or other claim against any of the Emerald Assets. No agreement, waiver, or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation) or the period for filing any Tax Return, which Tax Return has since not been filed. There are no liens for any Taxes upon any of the Emerald Assets, except for liens arising as a matter of law relating to current Taxes not yet due. Except as listed on Schedule 7.8, none of the Emerald Assets are considered owned by a partnership as defined in Section 761 of the Code nor has any election been made pursuant to Treasury Regulations issued under Section 761 of the Code to consider any of the Emerald Assets as no longer owed by such a partnership. No power of attorney with respect to any Tax matter is currently in force with respect to the Emerald Assets that would, in any manner, bind, obligate or restrict Koch. None of the transactions taken pursuant to this Agreement by Emerald will give rise to any withholding obligation under any provision of Law (including Section 1445 of the Code).

7.9           Judgments. There are no unsatisfied judgments or injunctions issued by a court of competent jurisdiction or other Governmental Entity outstanding against Emerald related to the Emerald Assets.

7.10         Compliance with Law And Government Authorizations. The Emerald Assets are being operated in compliance with all applicable Laws. Notwithstanding the foregoing, this Section 7.10 does not relate to Taxes or Environmental Laws.

7.11         Environmental Matters.

(a)          Except as set forth in Schedule 7.11, (i) the operations of Emerald with respect to the Emerald Assets are in compliance with all applicable Environmental Laws, (ii) Emerald has not received from any Person, with respect to the Emerald Assets, any Environmental Notice that either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date and (iii) there are no threatened Environmental Claims, which have been received in writing by Emerald with respect to the Emerald Assets.

(b)          Except as set forth in Schedule 7.11, Emerald has obtained and is in compliance with all Environmental Permits necessary for the ownership, lease, operation, or use of the Emerald Assets.

(c)          None of the Emerald Assets is listed on the National Priorities List under CERCLA.

7.12         Lease Status/Rentals/Royalties. To Emerald’s Knowledge, all rentals, royalties and operating expenses payable with respect to the Emerald Assets prior to the Effective Time, have been duly and properly paid in all material respects, except as would not, individually or in the aggregate, have a Material Adverse Effect. To Emerald’s Knowledge, there are no currently pending requests or demands for payments, adjustments of payments or performance pursuant to obligations under the Leases, to the extent that non-compliance with the forgoing would have a Material Adverse Effect on any of the Emerald Assets.

Execution Version

7.13         Well Status. Except as set forth in Schedule 7.13, there are no wells located on the Emerald Assets that: (a) Emerald is obligated by Law or contract to currently plug and abandon; or (b) to the extent plugged and abandoned, have not been plugged in accordance with applicable material requirements of each Governmental Entity having jurisdiction over the Emerald Assets.

7.14         Condition of Emerald Wells. There are no conditions affecting the Emerald Wells that would prevent normal, unobstructed production from any Emerald Wells that have been completed or that would prevent normal completion practices of any Emerald Wells that are not yet completed.

7.15         No Other Representations or Warranties; Disclosed Materials. Except for the representations and warranties contained in this Article 7 (as qualified by the Emerald Disclosed Materials), neither Emerald nor any other Person makes (and Koch is not relying upon) any other express or implied representation or warranty with respect to Emerald (including the value, condition or use of any Emerald Asset) or the transactions contemplated by this Agreement, and Emerald disclaims any other representations or warranties not contained in this Article 7, whether made by Emerald, any Affiliate of Emerald or any of their respective officers, directors, managers, employees or agents. Except for the representations and warranties contained in this Article 7 (as qualified by the Emerald Disclosed Materials), Emerald disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Koch or any of its Affiliates or any of its officers, directors, managers, employees or agents (including any opinion, information, projection or advice that may have been or may be provided to Koch by any director, officer, employee, agent, consultant or representative of Emerald or any of its Affiliates). The disclosure of any matter or item in the Emerald Disclosed Materials shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed or is material or that such matter would or would reasonably be expected to result in a Material Adverse Effect.

7.16         Disclaimer. EXCEPT AS EXPRESSLY WARRANTED, REPRESENTED OR COVENANTED OTHERWISE IN THIS AGREEMENT OR IN THE SPECIAL WARRANTY OF TITLE CONTAINED IN THE ASSIGNMENT, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING AND WITHOUT LIMITING IN ANY RESPECT KOCH INDEMNIFIED PARTIES’ RIGHTS TO DEFENSE AND INDEMNIFICATION UNDER ARTICLE 13, EMERALD EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO (I) EMERALD’S TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE EMERALD ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE EMERALD ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE EMERALD ASSETS OR FUTURE REVENUES GENERATED BY THE EMERALD ASSETS, (V) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE EMERALD ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS OR IN PAYING QUANTITIES, (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE EMERALD ASSETS, OR (VII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO KOCH OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND EXCEPT AS STATED IN THIS AGREEMENT, FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY OF THE EMERALD ASSETS, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT KOCH SHALL BE DEEMED TO BE OBTAINING THE PURCHASED ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS AND THAT KOCH HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS KOCH DEEMS APPROPRIATE.

Execution Version

7.17         Emerald’s Evaluation. In entering into this Agreement, Emerald acknowledges and affirms that it has relied and will rely solely on the terms of this Agreement and upon its independent analysis, evaluation and investigation of, and judgment with respect to, the business, economic, legal, tax or other consequences of this transaction.

ARTICLE 8
COVENANTS AND AGREEMENTS

8.1           Covenants and Agreements of Emerald.

(a)          Emerald covenants and agrees with Koch that except as otherwise consented to in writing by Koch or provided in this Agreement, from the date of execution of this Agreement to the Closing Date, Emerald shall (i) operate the Assets or cause the Assets to be operated in a manner consistent in all material respects with past practice; (ii) pay or cause to be paid its proportionate share of all costs and expenses incurred in connection with such operations; (iii) maintain the Assets in their current condition, ordinary wear and tear excepted; (iv) preserve the present relationships with Persons having business dealings with Emerald with respect to the Assets; (v) comply with all contractual and other obligations with respect to the Assets; (vi) not take any action which would adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement; (vii) notify Koch of ongoing activities and major capital expenditures relating to the Assets, consulting with Koch regarding all such matters and operations involving expenditures in excess of Fifty Thousand Dollars ($50,000.00); (viii) promptly notify Koch if it receives written notice of any claim, suit, action, or other proceeding relating to the Assets; and (ix) comply in all material respects with all applicable Law.

Execution Version

(b)          Emerald covenants and agrees with Koch that except as otherwise consented to in writing by Koch or provided in this Agreement, from the date of execution of this Agreement to the Closing Date, Emerald shall not (i) make or rescind any election relating to Taxes; (ii) make any material change to any of its methods of accounting or methods of reporting income or deductions for Taxes or accounting practice or policy from those employed in the preparation of Emerald’s most recent Tax Return; (iii) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit, or controversy in excess of Twenty-Five Thousand Dollars ($25,000.00); (iii) subject to any Lien or other encumbrance or, except for Permitted Encumbrances, permit, allow, or suffer to be encumbered, any of the Assets; (iv) cancel or compromise any debt or claim or waive or release any material right of Emerald with respect to the Assets; (v) enter into any commitment for capital expenditures relating to the Assets in excess of Fifty Thousand Dollars ($50,000.00) for any individual commitment and Three Hundred Thousand Dollars ($300,000.00) for all commitments in the aggregate; (vi) introduce any material change with respect to the operation of the Assets, including any material change in the types, nature, composition, or quality of products or services currently in use; (vii) terminate, amend, restate, supplement, or waive any rights under any material contract, agreement, permit, or instrument relating to the Assets; (viii) agree to do anything that would make any of Emerald’s representations and warranties in this Agreement untrue or incorrect; (ix) sell lease, convey, or otherwise dispose of any part of, or interest in, the Assets; or (x) enter into any farmout, farmin, or other similar contract or arrangement with respect to the Assets; enter into any new contracts affecting the Assets with obligations in excess of thirty (30) days.

(c)          Emerald covenants and agrees that at least fifteen (15) days prior to the Closing Date, it shall deliver, or cause to be delivered to Koch, a form of partial release of any pledges, mortgages, financing statements, fixture filings and security agreements, if any, affecting the Assets.

(d)          Emerald covenants and agrees that within thirty days of the Closing Date, it will provide Koch with a authority for expenditure (the “AFE”) for Koch’s proportionate share of the costs arising out of the drilling of the Emerald Wells from and after the Wells Effective Time in accordance with each JOA to be executed at Closing to govern each of the Emerald Wells. Together with the AFE, Emerald will submit payment to Koch of its share of the production from the Emerald Wells from and after the Wells Effective Time.

8.2           Covenants and Agreements of the Parties.

(a)          No Unreasonable Delay. Each Party covenants and agrees that it shall use all reasonable efforts to assure that as of the Closing Date it will not be under any material legal or contractual restriction that would prohibit or delay the timely consummation of the transactions contemplated hereby.

(b)          Communication Between the Parties Regarding Breach. If Koch or Emerald acquires Knowledge during its due diligence that leads either Party to believe that the other Party has materially breached a representation or warranty under this Agreement, the non-breaching Party shall inform the alleged breaching Party in writing of such potential breach as soon as possible, but in any event, at or prior to Closing.

Execution Version

(c)          Casualty Loss. Prior to Closing, if a portion of the Assets is destroyed by fire or other casualty or if a portion of the Assets is taken or threatened to be taken in condemnation or under the right of eminent domain (“Casualty Loss”), Koch shall not be obligated to purchase such Asset. If Koch declines to purchase such Asset, the Emerald Purchase Price shall be reduced by the Value of such Asset. If Koch elects to purchase such Asset, the Emerald Purchase Price shall be reduced by the estimated cost to repair such Asset (with equipment of similar utility), less all insurance proceeds which shall be payable to Koch, up to the Value thereof (the reduction being the “Net Casualty Loss”). Emerald, at its sole option, may elect to cure such Casualty Loss and, in such event, Emerald shall be entitled to all insurance proceeds. If Emerald elects to cure such Casualty Loss, Emerald may replace any personal property that is the subject of a Casualty Loss with equipment of similar grade and utility, or replace any real property with real property of similar nature and kind if such property is acceptable to Koch in its sole discretion. If Emerald elects to cure the Casualty Loss, Koch shall purchase the affected Asset at Closing for the Value thereof.

(d)          Cooperation and Good Faith. Upon the terms and subject to the conditions set forth in this Agreement, Koch and Emerald will use their respective reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions, including using reasonable efforts to: (i) cause the conditions set forth in Article 10 to be satisfied and (ii) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, however, that the foregoing provisions of this Section 8.3(d) will not require (y) any Party to perform, satisfy or discharge any obligations of any other Party under this Agreement or otherwise or (z) Emerald or Koch to pay any money or other consideration or grant forbearances to any third party in order to perform, satisfy or discharge any of its obligations under this Agreement.

(e)          JOA. Each Party covenants and agrees that it shall execute a JOA in the form of Exhibit I for each drilling spacing unit established by the Parties following Closing.

ARTICLE 9
TAX MATTERS

9.1           Tax Reports and Returns. For Tax periods in which the Effective Time occurs, Emerald agrees to forward to Koch within five (5) days of receipt copies of any Tax reports and returns received or filed by Emerald after Closing and provide Koch with any information Emerald has that is reasonably necessary for Koch to file any required Tax Return related to the Purchased Assets. Koch agrees to file all Tax Returns and reports applicable to the Purchased Assets that Koch is required to file after the Closing and, to pay all required Production Taxes payable with respect to the Purchased Assets. Emerald agrees to file all Tax Returns and reports required to be filed by Emerald with respect to its ownership, operation, or transfer of the Purchased Assets or any portion thereof.

Execution Version

9.2           Tax Cooperation. The Parties shall cooperate fully as and to the extent reasonably requested by the other party, in connection with the filing of any Tax Returns and any audit, litigation or other proceeding (each, a “Tax Proceeding”) with respect to Taxes relating to or in connection with the Purchased Assets. Such cooperation shall include the retention and (upon the other Party’s request) the provision of such records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

9.3           Transfer Taxes. Koch shall be responsible for any Transfer Taxes, if any. If required by applicable Law, Emerald shall, in accordance with applicable Law, calculate and remit any Transfer Taxes, and Koch shall promptly reimburse Emerald therefor. If Emerald receives notice that any Transfer Taxes are due, Emerald shall promptly forward such notice to Koch.

9.4           Allocation of Emerald Purchase Price. Schedule 9.4 sets forth an allocation of the Emerald Purchase Price among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury regulations thereunder (and any similar provision of state, local, or non-U.S. law, as appropriate), which allocation shall be binding upon Emerald and Koch (the “Allocation Schedule”). Emerald and Koch shall cooperate to update the Allocation Schedule to reflect any adjustments to the Emerald Purchase Price pursuant to this Article 9 in a manner consistent with Schedule 9.4, which updates will be jointly prepared by Emerald and Koch within one hundred twenty (120) days after the Closing Date. The allocation of the Emerald Purchase Price as set forth in the Allocation Schedule (as updated) shall be reflected on a completed Form 8594 (Asset Acquisition Statement Under Section 1060), which form Emerald and Koch will each file separately with the Internal Revenue Service pursuant to the requirements of Section 1060(b) of the Code. The Parties agree not to take a tax reporting position inconsistent with the Allocation Schedule. The Parties further agree that the allocations set forth in the Allocation Schedule (as updated) represent reasonable estimates of the fair market values of the Purchased Assets described therein.

ARTICLE 10
CONDITIONS PRECEDENT TO CLOSING

10.1         Koch’s Conditions. The obligations of Koch to consummate the transactions contemplated in this Agreement are subject, to the satisfaction (or waiver in writing by Koch) at or prior to the Closing of the following conditions precedent:

(a)          All representations and warranties of Emerald contained in this Agreement will be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of the specified date).

(b)          Emerald shall have performed and satisfied in all material respects all covenants and agreements required by this Agreement to be performed and satisfied by Emerald at or prior to the Closing.

Execution Version

(c)          No temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement will be in effect.

(d)          The aggregate value of all Title Defect Amounts, Title Disputed Matters, Environmental Escrow Amounts, Environmental Disputed Matters, losses resulting from preferential rights to purchase pursuant to Section 4.4, and Net Casualty Losses does not exceed ten percent (10%) of the Emerald Purchase Price. In the event any Title Defect Amount, Title Disputed Matter, Environmental Escrow Amount, Environmental Disputed Matter, loss resulting from a preferential right to purchase pursuant to Section 4.4, or a Casualty Loss affects or corresponds to the Emerald Wells, Koch shall not be obligated to pay the amounts specified in the AFE or otherwise acquire an interest in or participate in the Emerald Wells.

(e)          A form of the draft Development Agreement by and between Emerald, Tallgrass Energy Partners LP and USG Wheatland Pipeline, LLC shall have been delivered to Koch in form and substance satisfactory to Koch.

(f)          Emerald shall obtain and provide to Koch a waiver of all rights of Burlington Resources Oil & Gas Company LP and its successor(s) in interest under Article XXI of Exhibit C to that certain Agreement to Farmout and Lease Minerals by and between Burlington Resources Oil & Gas Company LP and Emerald Oil, Inc., dated September 18, 2013 (the “BR Farmout”) in form and substance satisfactory to Koch. Emerald shall also obtain and provide to Koch either (i) a waiver of all rights of Burlington Resources Oil & Gas Company LP and its successor(s) in interest under Article XXIII of the BR Farmout, or (ii) a binding amendment, in form and substance satisfactory to Koch, to section (b) of Exhibit 6 to that certain Agreement to Farmout and Lease Minerals by and between Burlington Resources Oil & Gas Company LP and Emerald Oil, Inc., dated September 18, 2013 deleting the portion of the second sentence of that paragraph that states “at Farmor’s posted price or in the absence of such posted price,” deleting that sentence that states “[f]or purposes hereof the price paid by Farmor for crude oil and accepted or taken by Second Party therefor shall be conclusively deemed the current market price for such oil,” and inserting a method of determining a market price that is acceptable to Koch, Emerald and Burlington Resources Oil & Gas Company LP and its successor(s) in interest. For the avoidance of doubt, satisfaction of this condition shall satisfy the condition required for Defensible Title in Section 4.1(a)(4) of this Agreement with respect to the BR Farmout.

(g)          Emerald shall execute and deliver to Koch the Area of Mutual Interest Agreement substantially in the form of Exhibit G (the “AMI Agreement”) and the Drilling Agreement substantially in the form of Exhibit H (the “Drilling Agreement”).

(h)          Emerald shall execute and deliver to Koch three JOAs, one to govern operations on each of the three Emerald Wells.

Execution Version

10.2         Emerald’s Conditions. The obligations of Emerald to consummate the transactions contemplated in this Agreement are subject, to the satisfaction (or waiver in writing by Emerald) at or prior to the Closing of the following conditions precedent:

(a)          All representations and warranties of Koch contained in this Agreement will be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct as of the specified date).

(b)          Koch shall have performed and satisfied in all material respects all covenants and agreements required by this Agreement to be performed and satisfied by Koch at or prior to the Closing.

(c)          No temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement will be in effect.

(d)          Koch shall execute and deliver to Emerald the AMI Agreement and the Drilling Agreement.

ARTICLE 11
RIGHT OF TERMINATION

11.1         Termination. This Agreement may be terminated in accordance with the following provisions:

(a)          by mutual consent of Koch and Emerald; or

(b)          by Koch or Emerald if the Closing has not occurred on or before October 14, 2015 (the “Termination Date”); provided that the right to terminate this Agreement under this Section 11.1(b) shall not be available to the Party requesting termination if the Closing has failed to occur because of such Party’s breach of representation, warranty or covenant;

11.2         Liabilities Upon Termination.

(a)          Return of Deposit. If Closing does not occur for any reason, then Koch shall be entitled to require that the Escrow Agent return the Deposit Payment to Koch, which deposit shall constitute the maximum amount of any damages that Emerald would be liable to Koch for any failure to consummate the transactions contemplated by this Agreement for any reason.

(b)          Other Termination; Specific Performance. If Closing does not occur because either Party has breached any representation, warranty or covenant set forth in this Agreement, and such breach has caused a failure of any condition in Section 10.1 or 10.2 to be satisfied, each Party shall be entitled to pursue any and all other rights and remedies to which such Party may be entitled at law or in equity, including without limitation the remedy of specific performance.

Execution Version

ARTICLE 12
CLOSING

12.1         Date of Closing. Subject to the satisfaction of the conditions to Closing set forth in Article 10, the “Closing” of the transactions contemplated hereby shall be held on or before September 30, 2015, or a later date agreed to by Emerald and Koch prior to the Termination Date. The date the Closing actually occurs is called the “Closing Date.”

12.2         Place of Closing. Subject to the satisfaction of the conditions to Closing set forth in Article 10, the Closing shall be held at the offices of Emerald at 9:00 a.m. Mountain Standard Time or at such other time and place as Emerald and Koch may agree in writing.

12.3         Closing Obligations. Subject to the satisfaction of the conditions to Closing set forth in Article 10, at Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a)          Subject to the terms and conditions of this Agreement, Koch shall pay or cause to be paid to Emerald the Net Emerald Purchase Price less the Deposit Payment.

(b)          Subject to the terms and conditions of this Agreement, the Escrow Agent shall pay or cause to be paid to Emerald the Deposit Payment.

(c)          Emerald shall execute, acknowledge and deliver to Koch (i) an Assignment and Conveyance of Purchased Assets effective as of the Effective Time substantially in the form of Exhibit E-1 (the “Emerald Assignment”) with a special warranty of title by, through and under Emerald but not otherwise and with no warranties, express or implied, as to the personal property, fixtures or condition of the Purchased Assets which are conveyed “as is, where is”; and (ii) such other assignments, certificates of title, or deeds necessary to transfer the Purchased Assets to Koch including, without limitation, federal and state forms of assignment.

(d)          Koch and Emerald shall each deliver a certificate duly executed by an officer thereof confirming that the closing conditions set forth in Sections 10.1(a) and (b) and 10.2(a) and (b), respectively, have been satisfied;

(e)          Koch shall cause the Emerald Asset Purchase Price to be paid pursuant to Section 2.1 by wire transfer of immediately available funds;

(f)          Emerald shall execute and deliver to Koch an affidavit of non-foreign status and no requirement for withholding under Section 1445 of the Code in the form of Exhibit F;

(g)          Emerald shall deliver, or cause to be delivered to Koch, in a recordable form, in form and substance satisfactory to Koch in its sole and absolute discretion, of release of any pledges, mortgages, financing statements, fixture filings and security agreements, if any, affecting the Assets;

Execution Version

(h)          Each Party shall execute and deliver to the other Party its respective signature page to the JOA; and

(i)          Koch and Emerald shall take such other actions and deliver such other documents as are contemplated by this Agreement.

ARTICLE 13
INDEMNIFICATION

13.1         Retained Liabilities. Upon Closing Emerald retains and agrees to pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations accruing or relating to the following (the "Retained Liabilities"):

(a)          All expenses, including without limitation all royalties and taxes, in respect of any and all Hydrocarbons sold from the Emerald Wells and services performed on the Emerald Wells by or on behalf of Emerald on or before the Wells Effective Time and all other expenses, including without limitation all royalties and taxes, in respect of any and all Hydrocarbons sold from the Emerald Leases and services performed on the Assets by or on behalf of Emerald on or before the Effective Time;

(b)          All Plugging and Abandonment Obligations with respect to all oil or natural gas wells, production units, and gas and water gathering systems, flow lines and any other facilities associated therewith or located on the Emerald Leases as of the Effective Time, excepting the Emerald Wells;

(c)          The breach by or default of Emerald accruing under any agreement, contract, permit, or instrument with respect to any period prior to the Effective Time;

(d)          Any pending or currently threatened legal proceeding, or any pending or currently threatened claim arising out of, relating to or otherwise in respect of (i) the operation of the Assets to the extent such legal proceeding or claim relates to such operation on or prior to the Effective Time, or (ii) any Excluded Asset;

(e)          All amounts required to be paid by Emerald hereunder;

(f)          The Excluded Assets of Emerald, including any Environmental Liabilities arising out of the ownership, operation, use or maintenance thereof arising prior to the Effective Time;

(g)          Fines or penalties assessed for periods prior to the Effective Time by any Governmental Entity under any Environmental Laws and related to the Assets, but only to the extent such fines or penalties relate to (1) non-compliances under Environmental Laws arising out of or resulting from the operation of the Assets prior to the Effective Time; (2) Conditions on, at, or underlying the Assets, or migrating therefrom prior to the Effective Time; or (3) releases of Hazardous Materials from Emerald's operation of the Assets that occurred prior to the Effective Time; and

Execution Version

(h)          Any injury, death or casualty occurring on or attributable to the Assets or the operations thereof prior to the Effective Time, including without limitation claims for personal injury or, property damage.

13.2         Indemnification. After the Closing, Emerald and Koch shall indemnify each other as follows:

(a)          Koch’s Indemnification. Koch shall defend, indemnify and save and hold harmless Emerald and its Affiliates and their respective members, managers, shareholders, officers, directors, employees and agents (the “Emerald Indemnified Parties”), from and against all Losses which arise directly or indirectly from or in connection with (i) any breach by Koch of any of Koch’s representations and warranties contained in this Agreement or in the certificate delivered pursuant to Section 12.3(b), or (ii) any breach of Koch’s covenants or agreements contained in this Agreement.

(b)          Emerald’s Indemnification. Emerald shall defend, indemnify and save and hold harmless Koch and its Affiliates and their respective members, managers, shareholders, officers, directors, employees and agents (the “Koch Indemnified Parties”), from and against all Losses which arise directly or indirectly from or in connection with (i) any breach by Emerald of any of Emerald’s representations and warranties contained in this Agreement or in the certificate delivered pursuant to Section 12.3(b), (ii) any breach of Emerald’s covenants or agreements contained in this Agreement, or (iii) the Retained Liabilities.

(c)          Limitations on Indemnity. Notwithstanding anything to the contrary set forth herein, each of Koch and Emerald shall have no liability for indemnification hereunder or for any Losses pursuant to Section 13.2(a)(ii) or (b)(ii), as applicable, until the total of all Losses with respect to such matters exceed with respect to Emerald’s obligations under Section 13.2(b)(ii) and Koch’s obligations under Section 13.2(a)(ii), Two and One Half Percent (2.5%) of the Emerald Purchase Price (the “Deductible”), after which point the Emerald Indemnified Parties or the Koch Indemnified Parties, as applicable, shall be entitled to indemnification only in excess of the Deductible. The aggregate liability of Koch or Emerald, as applicable for indemnification pursuant to Section 13.2(a)(ii) or (b)(ii), as applicable, with respect to Losses suffered by the Emerald Indemnified Parties or the Koch Indemnified Parties, as applicable, shall not exceed Twenty Percent (20%) of the Emerald Purchase Price (the “Cap”). Notwithstanding the foregoing, the Deductible and the Cap will not apply to a breach of the Fundamental Representations or to Emerald’s obligations under Section 13.2(b)(iii).

(d)          Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, the Parties’ sole and exclusive remedy against each other with respect to breaches of the representations, warranties, covenants and agreements of the Parties contained in this Agreement is set forth in this Section 13.2, and if no such right of indemnification is expressly provided, then such claims are hereby waived to the fullest extent permitted by Law; provided however, that each Party shall retain the right to seek injunctive or other equitable relief, including specific performance for breaches of this Agreement.

Execution Version

13.3         Procedure. The indemnifications contained in this Article 13 shall be implemented as follows:

(a)          Claim Notice. The Party seeking indemnification under the terms of this Agreement (“Indemnified Party”) shall submit a written “Claim Notice” to the other Party (“Indemnifying Party”) which, to be effective, must be delivered prior to the end of the Survival Period applicable under Section 13.4 to the representation or warranty that is the subject of such Claim Notice and must state: (i) the amount of each payment claimed by an Indemnified Party to be owing, (ii) the basis for such claim, with supporting documentation, and (iii) a list identifying to the extent reasonably possible each separate item of Loss for which payment is so claimed. Unless, within sixty days of receipt of a Claim Notice, the Indemnifying Party provides written notice to the Indemnified Party that it contests the Losses identified in such Claim Notice, the Indemnifying Party shall, subject to the other terms of this Section 13.3, pay to the Indemnified Party the amount of the Losses related to such indemnification claim or the uncontested portion thereof. If the Indemnifying Party objects to a Claim Notice on the basis that it lacks sufficient information, it shall promptly request from the Indemnified Party any specific additional information reasonably necessary for it to assess such indemnification claim, and the Indemnified Party shall provide the additional information reasonably requested. Upon receipt of such additional information, the Indemnifying Party shall notify the Indemnified Party of any withdrawal or modification of the objection. All disputed indemnification claims shall be resolved by Emerald and Koch in accordance with either (A) a mutual agreement between Emerald and Koch, which shall be memorialized in writing, or (B) litigation in accordance with Section 14.8.

(b)          Information. Promptly after the Indemnified Party receives notice of a claim or legal action by a third party that may result in a Loss for which indemnification may be sought under this Article 13 (a “Claim”), the Indemnified Party shall give written notice of such Claim to the Indemnifying Party. If the Indemnifying Party or its counsel so requests, the Indemnified Party shall furnish the Indemnifying Party with copies of all pleadings and other information with respect to such Claim. At the election of the Indemnifying Party made within sixty (60) days after receipt of such notice, the Indemnified Party shall permit the Indemnifying Party to assume control of such Claim (to the extent only that such Claim, legal action or other matter relates to a Loss for which the Indemnifying Party is liable), including the determination of all appropriate actions, the negotiation of settlements on behalf of the Indemnified Party, and the conduct of litigation through attorneys of the Indemnifying Party’s choice; provided, however, that no such settlement can result in any liability or cost to the Indemnified Party for which it is entitled to be indemnified hereunder without its consent. If the Indemnifying Party elects to assume control, (i) any expense incurred by the Indemnified Party thereafter for investigation or defense of the matter shall be borne by the Indemnified Party, and (ii) the Indemnified Party shall give all reasonable information and assistance, other than pecuniary, that the Indemnifying Party shall deem necessary to the proper defense of such Claim, legal action, or other matter. In the absence of such an election, the Indemnified Party will use its best efforts to defend, at the Indemnifying Party’s expense, any claim, legal action or other matter to which such other Party’s indemnification under this Article 14 applies until the Indemnifying Party assumes such defense, and, if the Indemnifying Party fails to assume such defense within the time period provided above, settle the same in the Indemnified Party’s reasonable discretion at the Indemnifying Party’s expense with the Indemnifying Party’s consent which shall not be unreasonably withheld. If such a Claim requires immediate action, both the Indemnified Party and the Indemnifying Party will cooperate in good faith to take appropriate action so as not to jeopardize defense of such Claim or either Party’s position with respect to such Claim. If the Indemnifying Party is entitled to, and does, assume the defense of any such Claim, the Indemnified Party shall have the right to employ separate counsel at its own expense and to participate in the defense thereof; provided, however, that notwithstanding the foregoing, the Indemnifying Party shall pay the reasonable attorneys’ fees of the Indemnified Party if the Indemnified Party’s counsel shall have advised the Indemnified Party that there is a conflict of interest that could make it inappropriate under applicable standards of professional conduct to have common counsel for the Indemnifying Party and the Indemnified Party (provided that the Indemnifying Party shall not be responsible for paying for more than one separate firm of attorneys and one local counsel to represent all of the Indemnified Parties subject to such Claim).

Execution Version

13.4         Survival of Warranties, Representations and Covenants. All representations and warranties contained in Articles 6 and 7 of this Agreement shall survive the Closing and remain in full force and effect until 5:00 p.m., Denver, Colorado time, on the date that is one (1) year after the date of Closing, at which time they shall terminate, except that those representations and warranties set forth in Sections 6.1 (Organization and Standing), 6.2 (Power) and 6.3 (Authorization and Enforceability) made by Koch, and Sections 7.1 (Organization and Standing), 7.2 (Power) and 7.3 (Authorization and Enforceability) made by Emerald (those representations made by Koch and Emerald, collectively the “Fundamental Representations”), will survive indefinitely (the applicable period, being referred to herein as the “Survival Period”). The covenants and performance obligations contained in this Agreement that contemplate performance after the Closing shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms. Both Parties acknowledge that the limitations on survival in this Section 13.4 are a contractual statute of limitations that limits such Party’s ability to make a claim against the other Party that such Party may otherwise have available under Law.

13.5         Reservation as to Non-Parties. Nothing herein is intended to limit or otherwise waive any recourse Emerald or Koch may have against any non-party for any obligations or liabilities that may be incurred with respect to the Assets.

13.6         Reductions in Losses. The amount of any Losses for which an Indemnified Person is entitled to indemnity under this Article 13 shall be reduced by the amount of insurance proceeds realized by the Indemnified Person or its Affiliates with respect to such Losses (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its insurance captive or other Affiliate), and by the amount of any net Tax benefit actually realized by either Party as a result of the events giving rise to the Losses in question.

Execution Version

13.7         Waiver. Neither Party shall have any obligation or liability under this Agreement or in connection with or with respect to the transactions contemplated by this Agreement for any breach, misrepresentation, or noncompliance with respect to any representation, warranty, covenant, indemnity, or obligation if such breach, misrepresentation, or noncompliance shall have been waived by the other Party, or if the other Party had knowledge of the relevant facts at or before Closing.

ARTICLE 14
MISCELLANEOUS

14.1         Exhibits and Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated in this Agreement by reference and constitute a part of this Agreement.

14.2         Expenses. Except as otherwise specifically provided, all fees, costs and expenses incurred by Emerald or Koch in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Party incurring the same, including, without limitation, engineering, land, title, legal and accounting fees, costs and expenses.

14.3         Notices. All notices and communications required or permitted under this Agreement shall be in writing and addressed as set forth below. Any communication or delivery hereunder shall be deemed to have been duly made and the receiving Party charged with notice (i) if personally delivered, when received, (ii) if sent by facsimile transmission, when received, (iii) if mailed, five (5) Business Days after mailing, certified mail, return receipt requested, or (iv) if sent by overnight courier, one (1) Business Day after sending. All notices shall be addressed as follows:

If to Koch:

Koch Exploration Company, LLC
1200 17th Street, Suite 2050
Denver, CO 80202
Attn: Land Manager
Telephone: (303)325-2583
Fax: (303)325-2598

With a copy to:

Chief Counsel, Koch Minerals

4111 E. 37th St. N.

Wichita, KS 67220

Execution Version

If to Emerald:

Emerald Oil, Inc.
1600 Broadway, Suite 1360
Denver, CO 80202
Attn: James Muchmore
Telephone: 303-595-5600

Any Party may, by written notice so delivered to the other Party, change the address or individual to which delivery shall thereafter be made.

14.4         Amendments. This Agreement may not be amended except by an instrument expressly modifying this Agreement signed by each of the Parties. Except for waivers specifically provided for in this Agreement, no waiver by either Party of any breach of any provision of this Agreement shall be binding unless made expressly in writing. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless expressly so provided. Delay in the exercise, or non-exercise, of any such right is not a waiver of that right.

14.5         Assignment. Neither Party shall assign all or any portion of its respective rights or delegate all or any portion of its respective duties hereunder without the written consent of the other Party, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, either Party shall be permitted to assign all or any portion of its respective rights or delegate all or any portion of its respective duties hereunder to any Affiliate.

14.6         Headings. The headings of the Articles and Sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

14.7         Counterparts/Fax Signatures. This Agreement may be executed and delivered in one or more counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or by electronic image scan transmission in .pdf format shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or electronic image scan transmission in .pdf format shall be deemed to be their original signatures for all purposes. Any Party that delivers an executed counterpart signature page by facsimile or by electronic scan transmission in .pdf format shall promptly thereafter deliver a manually executed counterpart signature page to each of the other Parties; provided, however, that the failure to do so shall not affect the validity, enforceability, or binding effect of this Agreement.

Execution Version

14.8         Governing Law and Jurisdiction.

(a)          This Agreement and the transactions contemplated hereby shall be construed in accordance with, and governed by, the laws of the State of Colorado, without regards to conflicts of laws principles.

(b)          The Parties agree that the appropriate, exclusive and convenient forum for any Disputes shall be the state or federal courts of the City of Denver, Denver County, Colorado. Each of the Parties hereto unconditionally and irrevocably consents and submits to the personal jurisdiction of the state or federal courts of the City of Denver, Denver County, Colorado for the resolution of all Disputes.

(c)          THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY DISPUTES BETWEEN ANY OF THE PARTIES HERETO.

14.9         Entire Agreement. This Agreement constitutes the entire understanding among the Parties, their respective partners, members, trustees, shareholders, officers, directors and employees with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

14.10         Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto, and their respective successors and assigns. Notwithstanding anything to the contrary herein, this Agreement is not a binding agreement between the Parties hereto unless and until this Agreement is duly executed in writing by representatives of the Parties and delivered by the Parties.

14.11         No Third-Party Beneficiaries. This Agreement is intended only to benefit the Parties hereto and their respective permitted successors and assigns

14.12         No Vicarious Liability. Emerald and Koch shall not, and shall cause the Emerald Indemnified Parties and the Koch Indemnified Parties not to, assert or threaten any claim or other method of recovery, in contract, in tort or under statute, against any Person other than Koch or Emerald. Koch and Emerald, as applicable shall be liable for all attorneys’ fees and court costs arising from a breach of this Section 14.12.

14.13         Publicity. Neither Emerald or Koch nor any of their respective Affiliates or representatives shall issue or cause the publication of any press release or other announcement with respect to the transactions contemplated by this Agreement without the prior consultation of the other Party, except as may be required by applicable Law, and each Party shall use its reasonable efforts to provide copies of such release or other announcement to the other Party hereto, and give due consideration to such comments as each such other Party may have, prior to such release or other announcement.

14.14         Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. Should any provision of this Agreement be or become invalid or unenforceable as a whole or in part, this Agreement shall be reformed to come closest to the original intent and purposes of the parties hereto.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the day and year first above written.

KOCH EXPLORATION COMPANY, LLC

By:	/s/ John J. Mueller
Name:	John J. Mueller
Title:	President

EMERALD OIL, INC.

By:	/s/ McAndrew A. Rudisill
Name:	McAndrew A. Rudisill
Title:	President and Chief Executive Officer

EMERALD WB LLC

By:	/s/ McAndrew A. Rudisill
Name:	McAndrew A. Rudisill
Title:	President and Chief Executive Officer

EMERALD NWB, LLC

By:	/s/ McAndrew A. Rudisill
Name:	McAndrew A. Rudisill
Title:	President and Chief Executive Officer

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